UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CyberGuard Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

231910100

(CUSIP Number)

Mary K. Budge

4810 Harwood Road

San Jose, California 95124

(408) 979-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Secure Computing Corporation (I.R.S. Employer Identification Number 52-1637226)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER None 8. SHARED VOTING POWER 10,012,210(2) 9. SOLE DISPOSITIVE POWER None 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (2) 10,012,210(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%(3)
14.	TYPE OF REPORTING PERSON CO

(1)	See discussion in Item 3
(2)	See discussion in Item 4 and 5 of this Schedule 13D
(3)	Based on total outstanding common stock as of August 15, 2005

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share, of CyberGuard Corporation, a Florida Corporation (“CyberGuard”). The principal executive offices of CyberGuard are located at 350 SW 12th Avenue, Deerfield Beach, Florida 33442.

Item 2. Identity and Background.

This Statement is filed by Secure Computing Corporation, a Delaware corporation (“Secure”). Secure’s principal business address is 4810 Harwood Road, San Jose, CA 95124. Secure provides products and services that enable businesses to secure the connections between people and information. The following are the directors and executive officers of Secure: Eric P. Rundquist, Director; Alexander Zakopowsky, Jr., Director; Robert J. Frankenberg, Director; John E. McNulty, Director, President, Chairman and Chief Executive Officer; James F. Jordan, Director; Stephen M. Puricelli, Director; Timothy Steinkopf, Senior Vice President and Chief Financial Officer; Vince Schiavo, Senior Vice President, Worldwide Sales; Michael Gallagher, Senior Vice President, Product Development; Mary Budge, Senior Vice President, Secretary and General Counsel.

During the last five years, neither Secure, nor, to Secure’s knowledge, any of the individuals referred to above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Secure and CyberGuard have entered into a definitive Agreement and Plan of Merger, dated as of August 17, 2005 (the “Merger Agreement”) for CyberGuard to be acquired in a stock and cash transaction where CyberGuard’s shareholders will receive 0.5 shares of Secure common stock and $2.73 in cash for each outstanding share of CyberGuard common stock. The total transaction value is approximately $295 million. As an inducement for Secure to enter into the Merger Agreement with CyberGuard, and in consideration thereof, each of the members of the board of directors and each executive officer of CyberGuard entered into a Voting Agreement, dated as of August 17, 2005, with Secure (each individually a “Voting Agreement,” and collectively the “Voting Agreements”). The members of the board of directors and the executive officers are beneficial owners of a total of 10,012,210 shares of CyberGuard common stock in aggregate, which includes 1,740,247 shares of CyberGuard common stock subject to options covered under the Voting Agreements that are exercisable at the discretion of the appropriate shareholder within 60 days of August 26, 2005. The following directors and named executive officers entered into Voting Agreements: Richard L. Scott, Director; William D. Rubin, Director; Peter H. Howard, Director; Michael Jacobs, Director; Daniel Moen, Director; David L. Manning, Director; Kenneth C. Jenne, II, Director; Patrick J. Clawson, Director, Chairman and Chief Executive Officer; William G. Scott, Director; Mark Reese, Chief Operating Officer; Michael Matte, Chief Financial Officer; Gary Taggart, Senior Vice President, Worldwide Sales; and Michael Wittig, President and Chief Technical Officer (the “Director and Officer Holders”, and each individually a “Director Holder” or “Officer Holder”).

Secure did not pay additional consideration to CyberGuard in connection with the execution and delivery of the Voting Agreements. Copies of the Merger Agreement and the form of Voting Agreement are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Item 4. Purpose of Transaction.

As stated above, the Voting Agreements were entered into as an inducement for, and in consideration of, Secure’s entering into the Merger Agreement. Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the “Merger”) of CyberGuard with and into a wholly owned subsidiary of Secure (“Merger Sub”). At the effective time of the Merger, each outstanding share of CyberGuard common stock will be exchanged for 0.5 shares of Secure common stock and $2.73 in cash.

The Merger Agreement has been approved by the board of directors of each of Secure and CyberGuard. The transaction is subject to approval by Secure’s stockholders and by CyberGuard’s shareholders. The transaction is also subject to customary regulatory approvals and other closing conditions and is expected to close in the third or fourth quarter of 2005.

Pursuant to the Voting Agreements entered into in connection with the Merger Agreement, the Director Holders and Officer Holders, the beneficial owners of shares of Common Stock, which represents approximately 32.1% of the shares of Common Stock outstanding on August 15, 2005, as represented by CyberGuard in the Merger Agreement, have agreed to (a) appear (in person or by proxy) at any meeting of the holders of CyberGuard’s common stock or otherwise cause the shares held by them to be counted as present thereat for purposes of establishing a quorum, and (b) vote or provide a written consent with respect to the shares held in favor of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger. The Director Holders or Officer Holders will also vote or provide a written consent with respect to the shares held against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of CyberGuard contained in the Merger Agreement or which could result in any of the conditions to the CyberGuard’s obligations under the Merger Agreement not being fulfilled. Each Director Holder and Officer Holder agree not to enter into any agreement or commitment with any person the effect of which would be inconsistent with or violative or the provisions and agreements contained in Section 5 of the Voting Agreements.

In addition, each of the Director Holders and Officer Holders (i) cannot sell, transfer, convert or otherwise dispose of the shares subject to the Voting Agreement, except to any person who explicitly agrees to be bound by all of the provisions of the Voting Agreement, (ii) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any shares held or (iii) take any action that would have the effect of preventing interfering with or adversely affecting its ability to perform its obligations under the Voting Agreement. The Voting Agreements expire on the earliest of: (i) such time as the Merger Agreement is terminated in accordance with its terms, (ii) the agreement of the parties to Voting Agreement, or (iii) the consummation of the Merger.

The purpose of the Voting Agreements is to enable Secure and CyberGuard to consummate the transactions contemplated by the Merger Agreement.

Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger shall be the directors of the surviving corporation immediately following the effective time of the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Merger Sub immediately prior to the effective time of the Merger shall be the officers of the surviving corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.

At the effective time of the Merger, the certificate of incorporation of the Merger Sub, as in effect immediately prior to the effective time of the Merger, will be the certificate of incorporation of the surviving corporation of the Merger until thereafter amended in accordance with the provisions thereof and as provided by applicable law. At the effective time of the Merger, the by-laws of the Merger Sub, as in effect immediately prior to the effective time of the Merger, will become the by-laws of the surviving corporation of the Merger until thereafter amended as provided by applicable law, the certificate of incorporation of such surviving corporation and such by-laws.

Except as set forth in this Item 4, neither Secure nor, to Secure’s knowledge, any of the individuals referred to Item 2 of this Statement, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although Secure reserves the right to develop such plans).

The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the filing date of this Schedule 13D, as a result of the Voting Agreements, Secure may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 10,012,210 shares of CyberGuard’s common stock, which represents approximately 32.1% of the shares of CyberGuard’s common stock outstanding on August 15, 2005, as represented by CyberGuard in the Merger Agreement, subject to the conditions and limitations of the Voting Agreements.

Apart from the terms and conditions set forth in the Voting Agreements, Secure is not entitled to any rights of a stockholder of CyberGuard. Secure does not, other than as specified in the Voting Agreements, have (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of CyberGuard’s common stock.

(c) Except as set forth or incorporated herein, neither Secure nor, to Secure’s knowledge, any of the individuals referred to Item 2 of this Statement, has effected any transaction in CyberGuard’s common stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the Merger Agreement and the Voting Agreement, to the knowledge of Secure, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to the securities of CyberGuard, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

99.1.	Agreement and Plan of Merger, dated August 17, 2005, by and among Secure Computing Corporation, Bailey Acquisition Corp. and CyberGuard Corporation.*

99.2.	Form of Voting Agreement, dated August 17, 2005, by and between Secure Computing Corporation and each of Patrick J. Clawson, Peter H. Howard, Michael Jacobs, Kenneth C. Jenne, II, David L. Manning, Michael Matte, Daniel J. Moen, Mark Reese, William D. Rubin, Richard L. Scott, William G. Scott, Gary Taggart, and Michael G. Wittig.**

*	Incorporated herein by reference to Exhibit 2.1 to Form 8-k filed by CyberGuard Corporation on August 19, 2005.
**	Incorporated herein by reference to Exhibit 2.2 to Form 8-k filed by CyberGuard Corporation on August 19, 2005.

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2005

Secure Computing Corporation

By:	/s/ Timothy J. Steinkopf
Name:	Timothy J. Steinkopf
Title:	Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Document
99.1.	Agreement and Plan of Merger, dated August 17, 2005, by and among Secure Computing Corporation, Bailey Acquisition Corp. and CyberGuard Corporation.*

99.2.	Form of Voting Agreement, dated August 17, 2005, by and between Secure Computing Corporation and each of Patrick J. Clawson, Peter H. Howard, Michael Jacobs, Kenneth C. Jenne, II, David L. Manning, Michael Matte, Daniel J. Moen, Mark Reese, William D. Rubin, Richard L. Scott, William G. Scott, Gary Taggart, and Michael G. Wittig.**

*	Incorporated herein by reference to Exhibit 2.1 to Form 8-k filed by CyberGuard Corporation on August 19, 2005.
**	Incorporated herein by reference to Exhibit 2.2 to Form 8-k filed by CyberGuard Corporation on August 19, 2005.